Super Group Reports Financial Results for Second Quarter of 2025

•	Revenue of $579.4 million for the second quarter of 2025 representing the highest revenue recorded in a quarter

•	Profit before tax of $38.8 million for the second quarter of 2025

•	Non-GAAP Adjusted EBITDA ex-US of $162.0 million and a loss of $5.4 million from the U.S. amounted to Adjusted EBITDA of $156.7 million, representing the highest Adjusted EBITDA recorded in a quarter

•	Raising full-year Adjusted EBITDA guidance - Group: $470-$480 million; Ex-U.S.: $500-$510 million

•	Unrestricted cash of $393.0 million as of June 30, 2025
New York, NY – August 6, 2025 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC”, the "Company" or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced its second quarter 2025 unaudited consolidated financial results.
Neal Menashe, Chief Executive Officer of Super Group, commented: “We had a Super first half of 2025, driven by a record-breaking second quarter. The quarter’s success was fueled by strong execution across our key markets, a full calendar of global sporting events, increased deposits, high customer retention, and margin expansion. While our decision to exit the U.S. was difficult, we believe that this step demonstrates our commitment to capital efficiency and long-term profitability. With continued focus on scaling our technology globally, Super Group should be even better positioned for sustained, profitable growth.”]
Alinda van Wyk, Chief Financial Officer of Super Group, stated: “Q2 marked the strongest quarterly financial performance in Super Group’s history, with revenue up 30% year-over-year and Adjusted EBITDA up 78% year-over-year to $157 million, delivering a healthy 27% margin. These results underscore our scalable, cost-efficient operating model and controlled marketing spend. We ended the quarter with $393 million in unrestricted cash and zero debt, and returned $20 million to shareholders, bringing our 12-month capital returns to $166 million. Driven by our continued focus on core markets, we are raising our full-year Adjusted EBITDA guidance and remain confident in delivering long-term value to our shareholders.”
Financial Highlights:
•Revenue increased by 30% to $579.4 million for the second quarter of 2025 from $446.5 million in the same period of the prior year, driven by growth from the Africa, Europe and North America markets partially offset by declines from the LATAM, Middle East and Asia-Pacific markets.
•Profit before tax was $38.8 million for the second quarter of 2025 and includes a non-cash charge of $63.9 million related to the impairment of Digital Gaming Corporation Limited ("DGC")' iGaming related assets and $22.6 million relating to onerous contracts. By comparison, profit before tax for the second quarter of 2024 was $22.1 million and included a non-cash charge of $39.6 million related to the impairment of DGC's sportsbook assets.
•Adjusted EBITDA, a non-GAAP financial measure, increased by 78% to $156.7 million for the second quarter of 2025 compared to $88.2 million in the second quarter of 2024.
•Monthly Active Customers increased by 21% to 5.5 million for the second quarter of 2025 compared to 4.5 million in the second quarter of 2024.
•Balance Sheet: Total Assets: $1.1 billion; Total Liabilities: $454.4 million; Total Equity: $662.3 million.
•Cash and cash equivalents was $393.0 million as of June 30, 2025 compared to $388.0 million at December 31, 2024.
•Dividends of $20.2 million was paid during the quarter, bringing the 12-month capital returns to $166 million.

Guidance 2025
•Super Group is raising its full-year Group Adjusted EBITDA guidance to $470-$480 million.
•Ex-U.S. Adjusted EBITDA is now expected to be between $500-$510 million, up from greater than $480 million compared to prior guidance.
•U.S. Adjusted EBITDA is expected to be a loss of $30 million, excluding one-off cost of U.S. exit.

Interim Financial Statements:
The Group intends to publish a condensed set of interim accounts for the six months ended June 30, 2025 and comparative period by the end of August 2025, which will include a condensed Statement of Profit or Loss and Other Comprehensive Income, condensed statement of Financial Position, condensed Statement of Changes in Equity, condensed Statement of Cash Flows and relevant notes.

Revenue by Geographical Region for the Three Months Ended June 30, 2025 in $ millions:

	Betway	Spin	Total
Africa and Middle East	225	4	229
Asia-Pacific	9	28	37
Europe	81	28	109
North America	37	162	199
South/Latin America	3	2	5
Total revenue	355	224	579
	%	%	%
Africa and Middle East	63%	2%	40%
Asia-Pacific	3%	13%	6%
Europe	23%	12%	19%
North America	10%	72%	34%
South/Latin America	1%	1%	1%
Revenue by Geographical Region for the Three Months Ended June 30, 2024 in $ millions*:

	Betway	Spin	Total
Africa and Middle East	164	1	165
Asia-Pacific	7	33	40
Europe	49	23	72
North America	41	120	161
South/Latin America	4	5	9
Total revenue	265	182	447
	%	%	%
Africa and Middle East	62%	1%	37%
Asia-Pacific	3%	18%	9%
Europe	18%	13%	16%
North America	15%	65%	36%
South/Latin America	2%	3%	2%
* The Group has adopted a change in presentation currency from Euros to USD at January 1, 2025. Accordingly, the comparative table has been re-presented retrospectively as outlined under the change in presentation currency note.

Revenue by Geographical Region for the Six Months Ended June 30, 2025 in $ millions:

	Betway	Spin	Total
Africa and Middle East	426	6	432
Asia-Pacific	14	56	70
Europe	151	53	204
North America	76	304	380
South/Latin America	6	4	10
Total revenue	673	423	1,096
	%	%	%
Africa and Middle East	63%	1%	39%
Asia-Pacific	3%	13%	6%
Europe	22%	13%	19%
North America	11%	72%	35%
South/Latin America	1%	1%	1%

Revenue by Geographical Region for the Six Months Ended June 30, 2024 in $ millions:

	Betway	Spin	Total
Africa and Middle East	316	1	317
Asia-Pacific	16	62	78
Europe	90	43	133
North America	76	238	314
South/Latin America	8	8	16
Total revenue	506	352	858
	%	%	%
Africa and Middle East	62%	0%	37%
Asia-Pacific	3%	18%	9%
Europe	18%	12%	15%
North America	15%	68%	37%
South/Latin America	2%	2%	2%
Revenue by product line for the Three Months Ended June 30, 2025 in $ millions:

	Betway	Spin	Total
Online casino[1]	230	224	454
Sports betting[1]	116	—	116
Brand licensing[2]	8	—	8
Other[3]	1	—	1
Total revenue	355	224	579
Revenue by product line for the Three Months Ended June 30, 2024 in $ millions:

	Betway	Spin	Total
Online casino[1]	166	182	348
Sports betting[1]	91	—	91
Brand licensing[2]	6	—	6
Other[3]	2	—	2
Total revenue	265	182	447

Revenue by product line for the Six Months Ended June 30, 2025 in $ millions:

	Betway	Spin	Total
Online casino[1]	436	423	859
Sports betting[1]	222	—	222
Brand licensing[2]	12	—	12
Other[3]	3	—	3
Total revenue	673	423	1,096
Revenue by product line for the Six Months Ended June 30, 2024 in $ millions *:

	Betway	Spin	Total
Online casino[1]	318	351	669
Sports betting[1]	170	—	170
Brand licensing[2]	12	—	12
Other[3]	6	1	7
Total revenue	506	352	858
1 Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’.
2 Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
3 Other relates to profit share, royalties and outsource fees from external customers.
* The Group has adopted a change in presentation currency from Euros to USD at January 1, 2025. Accordingly, the comparative table has been re-presented retrospectively as outlined under the change in presentation currency note.
Non-GAAP Financial Information
This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
EBITDA, Adjusted EBITDA, Adjusted EBITDA ex-US, Adjusted EBITDA US are non-GAAP company-specific performance measures that Super Group ("the Group") uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, finance income, finance expense and income tax expense. Adjusted EBITDA is EBITDA adjusted for RSU expense, change in fair value of options, unrealized foreign exchange, gain on disposal of business and other adjustments. Adjusted EBITDA ex-US is Adjusted EBITDA relating to the rest of the Group, excluding Digital Gaming Corporation (“DGC”). Adjusted EBITDA US is Adjusted EBITDA relating to DGC.
Super Group believes that these non-GAAP measures are useful in evaluating the Company’s operating performance as they provide additional perspective on the financial performance of our core business, are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.
Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.
Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release, and supplemental materials are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

Reconciliation of Profit for the period to EBITDA and Adjusted EBITDA for the Three Months Ended June 30:

	Three Months Ended June 30		Six Months Ended June 30
	2025 $m	2024 * $m	2025 $m	2024 * $m
Profit before taxation	39	22	127	75
Finance income	(3)	(3)	(5)	(6)
Finance expense	2	1	4	3
Depreciation and amortization expense	19	23	37	45
EBITDA	57	43	163	117
Change in fair value of options	—	—	—	14
RSU expense	3	3	9	7
Unrealized foreign exchange	4	2	2	5
Impairment of assets	66	40	66	40
US iGaming closure	23	—	23	—
Market closure	—	—	—	—
Gain on disposal of business	—	—	—	(44)
Other adjustments[1]	4	—	5	—
Adjusted EBITDA	157	88	268	139

Adjusted EBITDA, ex-US	162	106	283	181
Adjusted EBITDA, US	(5)	(18)	(15)	(42)
1 Other adjustments in 2025 mainly relates to Sportsbook acquisition related costs.
* The Group has adopted a change in presentation currency from Euros to USD at January 1, 2025. Accordingly, the comparative table has been re-presented retrospectively as outlined under the change in presentation currency note.

Webcast Details
The Company will host a webcast at 7:45 a.m. ET tomorrow to discuss the second quarter 2025 financial results. Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.sghc.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited
Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The Group is listed on the New York Stock Exchange (NYSE ticker: SGHC) and is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The Group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. Super Group has been ranked number 6 in the EGR Power 50 for the last three years. For more information, visit www.supergroup.com.
Contacts:
Investors:
investors@sghc.com
Media:
media@sghc.com
Source: Super Group

Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.
These forward-looking statements include, but are not limited to, Super Group’s intention to pay a dividend, including the expected timing of such dividend, expectations and projections of market opportunity, growth and profitability.
These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “possible,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.
Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) changes in the competitive and regulated industries in which Super Group operates; (iii) variations in operating performance across competitors; (iv) changes in laws and regulations affecting Super Group’s business; (v) Super Group’s inability to meet or exceed its financial projections; (vi) changes in general economic conditions; (vii) changes in domestic and foreign business, market, financial, political and legal conditions, including abrupt or unexpected changes in interest rates or increases in inflation or inflationary expectations and reductions in discretionary consumer spending; (viii) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (ix) Super Group’s ability, and the ability of Super Group’s key executives, certain employees, significant shareholders or other applicable individuals, to comply with regulatory requirements or successfully obtain a license or permit required in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (x) the effectiveness of technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xi) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xii) Super Group’s ability to protect or enforce its intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information, and Super Group’s ability to obtain new licenses and maintain, renew or expand existing licenses to use the intellectual property of third parties; (xiii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xiv) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xv) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xvi) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xvii) the success, including win or hold rates, of existing and future online betting and gaming products; (xiii) competition within the broader entertainment industry; (xix) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xx) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxi) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxii) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxiii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxiv) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 3, 2025, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Super Group does not give any assurance, representation or warranty that it will achieve its expectations in any specified time frame or at all.